

May 28 , 2003

03 JUN -5 AM 7:21

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 0142/2003**


03022408

Subject: Notification of the connected transaction in relation to advertisement 1
Date: May 28, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Saowanee Tengvongvatana or Ms. Jarurat Jatanathummakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel (662) 299-5561 or saowanee.t@shincorp.com or jarurat@shincorp.com

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
Date May 28, 2003

AIS 0142/2003

May 28, 2003

Re: Notification of the connected transaction in relation to advertisement fee

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited (the "Company") would like to inform you that the Company and its subsidiary have employed SC Matchbox Co., Ltd. as the agency to produce advertisement campaigns through various media, which is deemed to be a connected transaction, that summary details are as follows:

Date of Transaction: within the first quarter of the year 2003

Parties involved
Employers: Advanced Info Service Public Company Limited and its subsidiary
Contractor: SC Matchbox Company Limited (SMB)

Relationship: The Company is owned 43.06% by Shin Corporation Public Company Limited, and SMB is owned 99.96% by Shin Corporation Public Company Limited.

General Characteristics of the Transaction

The Company and its subsidiary have employed SC Matchbox Co., Ltd. as the agency to produce advertisement campaigns through various media on freelance basis. This is because SMB is a creative advertising agency with a good understanding of the Company's products and maintains strict confidentiality.

The total value of the consideration

The Company and its subsidiary have paid net charges to SMB amounting to Baht 80 million for the first quarter of the year 2003. The source of payment is paid from the Company's working capital. Advertisement fee is comparable to other agency companies in the market.

Connected Transaction and its Conditions

This transaction is considered being a connected transaction of listed company prescribed in the Notification of the Stock Exchange of Thailand (SET) in relation to rules, procedures and disclosure of connected transactions of listed company. The size of transaction is 0.24% of net tangible assets as of December 31, 2002, which is over 0.03% but less than 3.00% of net tangible assets, thus the Company is required to report the transaction to the SET.